FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO THE FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (formerly Vancan Capital Corp.)
BALANCE SHEETS
(Unaudited, prepared by management) (Expressed In Canadian Dollars)

		September 30	December 31,
		2004	2003

ASSETS

	CURRENT
	Cash	$49,626	$269,196
	Prepaid expenses and deposits	1,497	-
	Taxes recoverable	5,066	7,968
		56,189	277,164

MINERAL PROPERTIES (Note 3)		546,753	198,038
EQUIPMENT		707	923

		$603,649	$476,125

LIABILITIES

	CURRENT
	Accounts payable	$13,087	$30,133
	Due to related parties (Note 4)	20,975	48,400

		34,062	78,533

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	5,748,125 common shares	1,749,544	1,466,119
CONTRIBUTED SURPLUS		77,862	49,000
DEFICIT		(1,257,819)	(1,117,527)

		569,587	397,592

		$603,649	$476,125

APPROVED BY THE DIRECTORS:

“DAVE PEARCE”	“STUART ROGERS”
Dave Pearce – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

STATEMENTS OF LOSS AND DEFICIT

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003

EXPENSES
Consulting	$-	$-	$30,562	$-
Amortization	72	72	216	216
Management fees (Note 4)	7,500	15,000	22,500	45,000
Office and general	925	184	3,767	4,062
Professional fees	-	7,293	10,054	8,932
Rent	-	4,500	-	13,500
Stock-based compensation	-	-	28,862	-
Transfer agent, filing fees and shareholder relations	29,580	590	43,603	12,331
Travel and promotion	1,300	55	1,548	3,434

LOSS BEFORE THE FOLLOWING	(39,377)	(27,694)	(141,112)	(87,475)

Interest Income	88	92	820	521

NET LOSS FOR THE PERIOD	(39,289)	(27,602)	(140,292)	(86,954)

DEFICIT, BEGINNING OF PERIOD	(1,218,530)	(1,019,673)	(1,117,527)	(960,321)

DEFICIT, END OF PERIOD	(1,257,819)	$(1,047,275)	$(1,257,819)	$(1,047,275)

BASIC AND DILUTED LOSS PER COMMON SHARE	(0.007)	(0.008)	$(0.027)	$(0.026)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	5,748,125	3,530,625	5,285,240	3,311,687

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

STATEMENTS OF CASH FLOWS

(Unaudited, prepared by management)

 (Expressed In Canadian Dollars)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the period	$(39,289)	$(27,602)	$(140,292)	$(86,954)
Adjust for items not involving cash:
Amortization	72	72	216	216
Non-cash consulting expense – stock based compensation	-	-	28,862	-

	(39,217)	(27,530)	(111,214)	(86,738)

Changes in non-cash working capital items:
(Increase) decrease in prepaid expenses and deposits	45,957	-	(1,496)	-
(Increase) in taxes recoverable	3,595	(1,850)	2,902	(1,593)
Increase (decrease) in accounts payable	(19,045)	25,242	(17,047)	22,437

CASH USED IN OPERATING ACTIVITIES	(8,710)	(4,138)	(126,855)	(65,894)

FINANCING ACTIVITIES
Advances from (repayments to) related parties	2,500	14,056	(27,425)	1,989
Issuance of common shares for cash	-	-	236,425	116,700

	2,500	14,056	209,000	118,689

INVESTING ACTIVITIES
Mineral property acquisition and exploration costs	(195,284)	(24,400)	(301,715)	(82,038)

	(195,284)	(24,400)	(301,715)	(82,038)

INCREASE IN CASH DURING THE PERIOD	(201,494)	(14,482)	(219,570)	(29,243)

CASH, BEGINNING OF PERIOD	251,120	37,720	269,196	52,481

CASH, END OF PERIOD	$49,626	$23,238	$49,626	$23,238

OTHER NON-CASH TRANSACTIONS:

During the nine month period ended September 30, 2004 the Company issued 100,000 shares for mineral properties at $0.47 per share, with 200,000 shares issued at $0.20 per share and 200,000 shares issued at $0.38 for mineral properties during the nine month period ended September 30, 2003.

The accompanying notes are an integral part of these financial statements

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(Unaudited, prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis.  On May 14, 2004 the name was changed again to “MAX Resource Corp.” with no consolidation of share capital.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral property activities.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, significant losses are anticipated prior to the generation of any revenues.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.

The Company will depend almost exclusively on outside capital to complete the exploration and development of the mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.  Accordingly, these factors raise substantial doubt about the Company’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Mineral properties

The cost of mineral properties and related exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.  The recorded costs of mineral properties, including exploration and development expenditures, represent costs incurred and are not intended to reflect present or future values.

The costs include the cash or other consideration and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

General exploration costs not related to specific properties and general administrative expenses are charged to earnings in the year in which they are incurred.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to income during the period any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

Stock-Based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  Effective January 1, 2002 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  No stock options were granted by the Company during 2002.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the CICA Handbook, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards on a prospective basis.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

NOTE 3.

INTEREST IN MINERAL PROPERTIES

Target Claims, Northwest Territories, Canada

By agreement dated January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”). The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares at a price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the nine-month period ended September 30, 2004 there were no exploration expenses incurred on the Target Claims in the Northwest Territories.   Expenditures to date are as follows:

Field expenses	$ 3,300
Geological consulting	11,638
Geophysical survey	25,000
Travel	12,100
$ 52,038

Gold Hill Property, Alaska

Subsequent to the period, the Company entered into an Option Agreement to acquire an interest in the Gold Hill Property near Cantwell, Alaska.  Under the terms of the Option Agreement, the Company paid US$25,000 and issued 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

The Company will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

During the nine-month period ended September 30, 2004 the Company incurred the following exploration expenses on the Gold Hill Property:

Drilling	$ 64,913
Field expenses	105,224
Geological consulting	75,594
Staking	10,811
$ 256,542

NOTE 4.

RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2004, management fees of $22,500 (2003 - $45,000) were paid or accrued to a private company controlled by a director.  In addition, rent of nil (2003 - $13,500) was paid to this same party.  As at September 30, 2004 $20,975 (2003 - $38,589) was owing to this party for unpaid management fees.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:

Balance at September 30, 2003	3,530,625	1,206,119

Shares issued for mineral properties	100,000	47,000
Exercise of stock options	25,000	7,000
Exercise of warrants	1,092,500	67,200
Private placement	1,000,000	260,000

Balance at September 30, 2004	5,748,125	$ 1,749,544

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares and 1,162,500 warrants.  The warrants were subsequently all exercised prior to their expiry on May 8, 2004.

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 for two years.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit for proceeds of $260,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 for two years.

Stock Options

On June 30, 2004 the Company granted stock options to directors, employees and consultants entitling them to purchase 283,000 common shares at a price of $0.40 per share to September 30, 2006.  The granting of these options resulted in a stock based compensation expense of $28,682 being recorded representing the fair value of the options.  In accordance with the new accounting recommendations effective January 1, 2003, the Company has elected to expense the fair value of all stock options granted.  The total fair value of $28,262 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.93% and an expected volatility of 41.45%.

At September 30, 2004 stock options were outstanding to purchase 281,000 common shares at a price of $0.28 per share to February 5, 2005 and 283,000 common shares at $0.40 per share to September 30, 2006.

NOTE 5.

SHARE CAPITAL

Warrants

In January 2003 the Company completed a private placement of 600,000 units at $0.17 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.23 until January 28, 2005.   At September 30, 2004 there were 600,000 of these warrants outstanding.

In December 2003 the Company completed a private placement of 1,000,000 units at $0.26 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.40 until December 19, 2005.  At September 30, 2004 there were 1,000,000 of these warrants outstanding.

In conjunction with an Option to acquire an interest in the Gold Hill Property near Cantwell, Alaska (see Note 3) the Company issued 100,000 Warrants exercisable at $0.47 per share until June 15, 2005.  These warrants were all outstanding at September 30, 2004.

MAX RESOURCE CORP.

(formerly Vancan Capital Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three month period ended September 30, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the six and nine month period ended September 30, 2004.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 26, 2004.

Change of Name

At the Annual General Meeting of Vancan Capital Corp. held on March 31, 2004 the shareholders approved the change of the Company’s name to “MAX Resources Inc.”, with this name change being effected on May 14, 2004    The new trading symbol for the Company on the TSX Venture Exchange is “MXR” with the new symbol on the OTC Bulletin Board being “MXROF”.

Acquisition of Gold Hill Property

On May 17, 2004 the Company announced that it had entered into an agreement to acquire an interest in the Gold Hill Project near Cantwell, Alaska, subject to acceptance for filing by the TSX Venture Exchange.

The Gold Hill property is located along the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska and only 10 miles off the paved highway to Cantwell, Alaska.

The property was first drilled as a joint venture between Dome Exploration and Cities Service Company in 1972. They were exploring for molybdenum and did not find an economic deposit so they left the property.  General Crude Oil (“GCO”) acquired the property in 1983 and explored the property for gold.  They did geologic mapping, soil geochemistry, a VLF-EM survey and drilled five diamond drill holes. The best intersection from this drilling was 11.5 feet which averaged 0.668 ounces per ton.

In 1988, Amax Gold entered into a joint venture with GCO.  They completed geologic mapping, rock sampling, soil geochemical surveys and VLF-EM geophysical surveys, select metallic screen fire assays and preliminary cyanide bottle roll metallurgical tests and 5,885 feet of reverse circulation drilling in 21 drill holes.  The target was to find a bulk tonnage open pittable deposit. Amax did not find significant thick intervals of low grade mineralization and dropped the property.  High grade gold intervals were encountered in drill holes AUH 7, 16, and 17.  Hole 7 contained five feet of 0.18 opt Au,  Hole 16 contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au,  and Hole 17 contained five feet of 0.19 opt Au.  These holes are open along strike and, since they were drilled with a reverse circulation drill rig which encountered large quantities of water, they should be re-examined to see if loss of gold might have occurred.

A large soil geochemical anomaly exists on both Gold Hill and West Hill.  Values up to 0.1 opt Au have been found.  The Gold Hill area was originally drilled for molybdenum but not assayed for gold in all holes. There is still a target there.

Gold Hill is an intrusion related gold system which has many of the characteristics of a Tintina Gold Belt system. The dominate rock types consist of argillite, metasiltstone, greywacke, carbonaceous schist and a small wedge-shaped fault block of tuffaceous metasedimentay and metavolcaniclastic rocks. Early to mid-Teritary monzonite and diorite stocks, plugs and dikes intrude the metasiltstone units on Gold Hill and the tuffaceous metasedimentary sequences on West Hill located in the western part of the property.

Hydrothermal alteration is pervasive throughout the property.  Quartz-sericite-pyrite alteration is particularly evident around the summit of Gold Hill and to a lesser extent in the vicinity of the Swale area, a low saddle located just east of West Hill.

The gold mineralization is thought to be related to the intrusions and pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, and gold are found in veins and as disseminations in the host rocks. The mineralization occurs as disseminations and on fractures and appears to be structurally-controlled. The alteration and mineralization occur over an area of at least two square miles.  All of the creeks contain placer gold and have been worked in the past.

Interpretation of the geophysics indicates that there are a number of buried intrusives present on the property which have not been explored.

MAX has entered into an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option include a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to maintain the Option, MAX must issue an additional 200,000 shares by January 1, 2005 and a further 200,000 shares by January 1, 2006.

MAX will assume all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000                                      $   5,000

2005                 150,000                                         15,000

2006                 250,000                                         25,000

2007                 250,000                                         25,000

2008                 500,000                                         50,000

2009                 500,000                                         75,000

2010                 500,000                                        100,000

Upon exercise of the Option, MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”).  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

On acceptance for filing of this Option Agreement, the two principals of Zazu joined the MAX team on June 23, 2004, with Gil Atzmon joining our Board of Directors and Clarence J. Wendt agreeing to oversee our exploration as well as search for additional properties.

Clarence J. (Clancy) Wendt received his B.S. degree from San Diego State University in 1967. He began his career at Stauffer Chemical and worked at various companies until returning to the University of Arizona where he obtained his M.S. degree in 1978.  After this he worked at Duval Corporation and other companies until becoming District Manager for Westmont Mining.  He is credited with the Mt. Hamilton gold discovery and managed the programs which led to the discovery of other deposits in the Carlin Trend.

Mr. Wendt has been a consulting geologist since 1992, specializing in exploration and evaluation of mineral deposits.  He is a registered geologist in Arizona, British Columbia, Canada, and a Chartered Professional Geologist in Australia and writes reports for various exchanges.  He is a member of SME, SEG, FAusIMM(CP), PDAC, a former Trustee of the NWMA and Member of the Board of Directors of the Mining Club of the Southwest.  In addition, Mr. Wendt is the recipient of the Presidents Award from the NWMA, the Ben F. Dickerson Award, and is currently the President of the Geological Society of Nevada.

Mr. Gil Atzmon has 20 years experience in the financing of global mineral exploration projects, having held senior positions in asset management firms, mining companies, and investment banking.  Mr. Atzmon holds a bachelors degree in Geology and Geography from Columbia University in New York, and a Master in Energy & Mineral Resources form The University of Texas at Austin.

On June 29, the Company announced that drilling had begun on the Gold Hill project, with the initial phase of the diamond drilling designed to test previous high grade mineralization encountered in prior drilling by Amax and General Crude Oil.  The program consisted of 7 diamond drill holes planned to intersect previously found values that included 1.5 meters of 15.0 grams per ton (“gpt”), 1.5 meters of 8 gpt, 1.5 meters of 22.9 gpt, 1.2 meters of 15.6 gpt, and 1.10 meters of 54.3 gpt.   Values of 8.6 ppm were found by the United States Bureau of Mines in a regional sampling program of the surface.  This area will be sampled and mapped to find the extent of these high grade surface samples.

In addition, MAX staked a 1,659 hectare area west of the Gold Hill property.  This encompasses areas of high grade outcrops that were explored during the drill program.

Significant values of gold (2.5 feet of 0.25 ounces per ton) were found in a sample from the Gold Creek Area. This sample also contained 0.57% copper. Within the same creek, values of tungsten (0.19% WO3) were also found. This area will be tested during the next phase of exploration.

In addition, confirmation assays to verify the previous work done by Amax Exploration were completed. Drill holes 7, 13, and 16 contained significant values of gold. The assays confirm the previous assays and show the variation in gold numbers within the same sample.

Prior Sample No./ Hole + Footage	Type	Amax Assay		Examination Sample No.	Check Assay
		Au ppm	Au oz/t		Au ppm	Au oz/t
AUH-7 100’-105’	Pulp	6.35	0.1842	106027	3.999	0.117
AUG-7 200’-205’	Pulp	2.473	0.0717	106028	2.396	0.070
AUH-13 250’-255’	Pulp	3.928	0.1139	106029	3.463	0.101
AUH-13 255’-260’	Pulp	2.738	0.0794	106030	2.535	0.074
AUH-16 35’-40’	Pulp	15.94	0.4623	106031	9.864	0.288
AUH-16 170’-175’	Pulp	22.90	0.6641	106032	18.813	0.549

The drilling at Gold Hill was completed by July 21, 2004, with the core being split at Alaskan Earth Sciences in Anchorage, Alaska and then shipped to American Assay Laboratories of Reno, Nevada for analysis.  The results of this first phase drilling were released on September 14, 2004.  The results are as follows:

HQ Core

True Width

Au

Cu

Drill hole #

From

To

(feet)

g/t

%

04-1

29

35

6

1.87

125

130

5

5.24

170

175

5

0.33

175

180

5

1.6

0.47

04-2

no significant gold values

04-3

180

185

5

1.02

04-4

no significant gold values

04-5

50

55

5

1.34

04-6

90

95

5

1.09

130

145

15

2.88

Includes

130

135

5

5.28

Includes

140

145

5

1.75

04-7

40

45

5

2.47

80

85

5

1.66

The drilling was conducted under the supervision of Clarence J. (Clancy) Wendt, P. Geo., the Company’s Qualified Person under the meaning of National Instrument 43-101 and Vice-President, Exploration.  Mr. Wendt stated:  “We are extremely pleased with our initial exploration program.  We confirmed the original gold values from previous drilling by Amax Gold, and exploration identified at least four additional zones and structures.”

The new zones identified include a major structure with approximately one meter of mineralization grading 14.4 gpt gold and 0.18% copper, and a sheeted zone where values of 7.9 gpt gold and 1.1% copper were found in the fractures.

Petrographic work indicated that the drill core is almost all diorite to intermediate composition intrusive rocks.  Polished section work showed that gold is found in a free state and is related to the intrusions. Pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, native copper, and gold are found in veins and as disseminations in the host rocks.

During the three-month period ended September 30, 2004 the Company spent a total of $195,285 on drilling, assaying and field expenses related to exploration of the Gold Hill Property.

In mid-September, 2004 MAX was advised by Alberta Star Exploration Inc. (TSX-V:ASX; OTC BB: ASXSF) that Fronteer Development Group (TSX:FRG), as operator, had intersected high-grade uranium mineralization on Alberta Star’s Longtom Lake property in the Bear province of Canada's Northwest Territories, immediately adjacent to MAX’s Target 1 and Target 2 Claims, which are jointly held with Alberta Star.

Drilling conducted by Fronteer intersected 1.68 per cent U3O8 over one metre at a downhole depth of 80 metres, which was part of a broader interval that returned 0.56 per cent U3O8 over three metres, and 0.16 per cent U3O8 over one metre that was intersected at a depth of 51 metres in the same hole.

Drill programs conducted by other operators on the Longtom Lake property had previously intersected anomalous to high-grade uranium.  Within a 300-metre radius of the new discovery, eight historic drill holes had intersected uranium mineralization with indicated values ranging between 0.21 per cent U3O8 over 0.6 metre at a downhole depth of 44.5 metres, and 0.48 per cent U3O8 over 1.5 metres at a downhole depth of 59 metres.

Based on these recent results and historical records for the surrounding area, there are indications of a near-surface uranium system of size and high-grade potential.  The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$20.25/lb. on November 22, 2004.

In fiscal 2003 MAX acquired a 50% interest in both the Target 2 Claim (2,530.8 hectares), located adjacent to and immediately north and west of Longtom Lake, and the Target 1 claim, comprising 1,781.9 acres adjacent to the west side of Longtom Lake.

The Company intends to review all available data from exploration work conducted by Alberta Star and others in order to determine what exploration activity, if any, should be undertaken by MAX on the Target Claims during the exploration season in fiscal 2005.  No funds were expended on the Target Claims during the current fiscal period.

Investor Relations

On June 30, 2004 the Company retained the services of Tangent Management Corp. of Vancouver, B.C., to design and implement a comprehensive public and investor relations strategy.  This investor relations program was focused on shareholder communications and building an active following of investment professionals for MAX in Canada and the United States.

Tangent was retained for an initial three-month term at $5,000 per month, plus $5,000 for preparation of investor relations materials.  The Company also agreed to grant Tangent an incentive stock option on 90,000 shares at an exercise price of $0.40 per share for a two year period, subject to exchange rules with regard to vesting and pricing.

During the period, the Company spent a total of $28,512 for shareholders communications, which included web site development ($3,670) consulting fees ($20,000) news release dissemination ($2,392) and advertising ($2,450).

Results of Operations – Three month period ended September 30, 2004

During the three-month period ended September 30, 2004, the Company incurred operating expenses of $39,377 as compared to operating expenses of $27,694 for the three-month period ended September 30, 2003.  The significant changes during the current fiscal period compared to the three-month period year ended September 30, 2003 are as follows:

Management fees of $7,500 for the three-month period ended September 30, 2004 were reduced from the $15,000 incurred during the same three-month period a year prior due to a reduction in monthly management fees charged by a Director of the Company.

During the three-month period ended September 30, 2004 office and general expense increased slightly to $925 from the $184 incurred during the same period a year prior, with rent expense reduced to nil from the $4,500 incurred during the three-month period ended September 30, 2003 due to the elimination of rent charges by a Director for the provision of office facilities to the Company.

Professional fees for accounting and legal services for the three-month period September 30, 2004 were nil as compared to $7,293 incurred during the same period a year prior due to legal fees incurred during the prior year for the Company’s Annual General Meeting and U.S. regulatory filings completed during the second quarter of fiscal 2003.

Transfer agent, filing fees and shareholder relations expenses of $29,580 were incurred during the three-month period ended September 30, 2004 as compared to $590 incurred during the same period a year earlier with the increase due to fees paid during the current period for investor relations services, web site development, advertising and dissemination of news releases reporting exploration results.

During the three-month period ended September 30, 2004, the Company incurred travel costs of $1,300 for facilitating the attendance of out-of-town Directors at Board meetings as compared to $55 incurred during the three-month period ended September 30, 2003.

Interest income of $88 earned during the three-month period ended September 30, 2004 on cash deposits was comparable to the $92 earned during the same period a year prior.

As a result of the foregoing, the net loss for the Company from operations for the three-month period ended September 30, 2004 was $39,289 as compared to a net loss from operations of $27,602 incurred during the three-month period ended September 30, 2003.

Summary of Quarterly Results

	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03	Q2-03	Q1-03	Q4-02
Revenue	88	231	500	122	92	175	Nil	Nil
Net Loss ($)	39,289	58,818	42,185	70,252	27,602	28,143	31,209	24,311
Per Share	0.007	0.011	0.009	0.021	0.008	0.008	0.010	0.013

Quarterly losses during the fiscal year ended December 31, 2002 were relatively constant.

Quarterly losses during the year ended December 31, 2003 were also relatively consistent until the fourth quarter when a non-cash stock-based compensation expense of $49,000 was incurred due to the granting of options, resulting in an increase in the loss for the quarter to $70,252.

During the first quarter of fiscal 2004, the Company incurred a loss of $42,185, primarily as a result of consulting fees of $23,042 for geological consulting services incurred for the review of prospective resource properties, offset by a reduction in management fees by $7,500 from the $15,000 charged during prior quarters.

During the second quarter of fiscal 2004, the Company’s loss increased to $58,818 primarily as a result of non-cash stock-based compensation expense of $28,862 incurred due to the granting of stock options during the period.   As there were no stock options granted during the third quarter of fiscal 2004, the Company’s loss for the period decreased to $39,289.

Liquidity and Solvency

At September 30, 2004 the Company had working capital of $22,127 with cash on hand of $49,626.  This compares to working capital of $198,631 and cash on hand of $269,196 at December 31, 2003.  The decrease in working capital during the nine-month period ended September 30, 2004 was due to cash used in operations of $126,855, a reduction in amounts due to related parties of $27,425 and expenditures on exploration properties of $301,715, offset by cash of $236,425 received from the exercise of stock options and share purchase warrants.

The Company has now completed its first year work obligations on the Gold Hill property in Alaska and has sufficient funding to maintain its operations for the balance of the fiscal year.  While the Company expects to receive $138,000 from the exercise of 600,000 warrants at $0.23 per share prior to their expiry in January, 2005, which should be sufficient to fund its operations for the balance of fiscal 2005, it will be required to raise additional capital in order to fund its work obligations on the Gold Hill property and maintain its interest, or conduct further exploration on the Target Claims.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Related Party Transactions

During the three month period ended September 30, 2004 the Company paid management fees totaling $7,500 to a private company controlled by the President of the Company.

Contingencies

The Company is aware of no contingencies or pending legal proceedings as of November 26, 2004.

Equity Securities Issued and Outstanding

The Company had 5,748,125 common shares issued and outstanding as of November 26, 2004.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   December 2, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director